UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              HeadHunter.NET, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    422077107
                   ------------------------------------------
                                 (CUSIP Number)


                              Barry J. Wagner, Esq.
                                 General Counsel
                               Omnicom Group Inc.
                          437 Madison Avenue, 9th Floor
                            New York, New York 10022
                                 (212) 415-3600
                   ------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 29, 2000
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      This amendment amends and supplements the information set forth in the Statement on Schedule 13D filed on July 31, 2000 (as previously amended, the "Schedule 13D"), by Omnicom Group Inc. ("Omnicom") and Bernard Hodes Group Inc. ("BHG" and, together with Omnicom, the "Reporting Persons") relating to common stock of HeadHunter.Net, Inc. (the "Issuer") received by them in a business combination transaction. Each item of the Schedule 13D to which the information set forth below is relevant is amended thereby.

      Subsidiaries of Omnicom, including BHG, have entered into an agreement to sell a basket of securities issued by seven separate companies to Chaucer Investments Co, LLC, an investment firm (the "Purchaser"). The 5,827,400 shares of common stock of the Issuer (the "Shares") owned by the Reporting Persons are included in the basket of securities. The $10.0 million note payable from the Issuer to a subsidiary of Omnicom Group is not included in the basket of securities. The purchase price payable in the transaction is not allocated among the securities included in the basket. The parties have agreed that, if the closing occurs, any dividends or distributions on or in respect of the subject securities on or after December 29, 2000 will accrue to the benefit of the Purchaser.

      The closing of the purchase and sale of the basket of securities will not occur prior to February 15, 2001. The closing is subject to various conditions, and as such there can be no assurance that it will occur. The agreement may be terminated if the closing has not occurred by May 31, 2001.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Stock Transfer Agreement, dated December 29, 2000.

                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct, and agree that this Statement may be filed collectively on behalf of each of the undersigned by Omnicom Group Inc. and Bernard Hodes Group Inc.

Date:  December 29, 2000            OMNICOM GROUP INC.


                                    By:  /S/ RANDALL J. WEISENBURGER
                                        ---------------------------------------
                                             Executive Vice President


                                    BERNARD HODES GROUP INC.


                                    By:  /S/ RANDALL J. WEISENBURGER
                                        ---------------------------------------
                                             Executive Vice President

                                  EXHIBIT INDEX

Exhibit 1:     Stock Transfer Agreement, dated December 29, 2000.